Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Crocs, Inc. (“we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only. This description is based upon, and is qualified by reference to, our Restated Certificate of Incorporation, as amended to date (our “certificate of incorporation”), our Certificate of Designations of Series A Convertible Preferred Stock (our “certificate of designations”), our Amended and Restated Bylaws, as amended to date (our “bylaws”), and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). This summary is not complete. You should read our certificate of incorporation (including the certificate of amendment thereto), our certificate of designations and our bylaws, which are incorporated by reference as exhibits to this Annual Report on Form 10-K, for the provisions that are important to you.

Authorized and Outstanding Capital Stock

Our certificate of incorporation provides that we may issue up to 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all the directors. As discussed below under “—Anti-Takeover Effects of Certain Provisions of Delaware Law, our Certificate of Incorporation and our Bylaws—Certificate of Incorporation and Bylaws—Election, Appointment and Removal of Directors,” our certificate of incorporation and bylaws include provisions classifying our board of directors into three classes with staggered three-year terms. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the board of directors out of funds legally available therefor. Upon our liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights. The outstanding shares of our common stock are fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

General

Our certificate of incorporation permits us to issue up to 5,000,000 shares of preferred stock, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our certificate of incorporation authorizes our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without stockholder approval, may issue preferred stock with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have certain anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of our company or the removal of existing management. See “—Anti-Takeover Effects of Certain Provisions of Delaware Law, our Certificate of Incorporation and our Bylaws.”

Series A Preferred Stock

On January 24, 2014, we filed the certificate of designations with the Secretary of State of the State of Delaware creating our Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), and establishing the designations, preferences, and other rights of the Series A Preferred Stock, which became effective upon filing.

Our Series A Preferred Stock ranks senior to our common stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. Our Series A Preferred Stock has a stated value of $1,000 per share, and holders of Series A Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 6% per annum, subject to increase if we fail to make timely dividend payments. Holders of Series A Preferred Stock are entitled to receive dividends declared or paid on our common stock and are entitled to vote together with the holders of common stock as a single class, in each case, on an as-converted basis. Holders of Series A Preferred Stock have certain limited special approval rights, including with respect to the issuance by us of pari passu or senior equity securities.

On December 2, 2018, we entered into a share repurchase agreement (the “Share Repurchase Agreement”) with the Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI-ESC L.P. and Gregg Ribatt, who were the holders of all of the outstanding shares Series A Preferred Stock, to, among other things, (i) repurchase 100,000 shares of Series A Preferred Stock and (ii) induce the holders to convert the remaining 100,000 shares of Series A Preferred Stock that they owned into 6,896,548 shares of common stock. As a result, there were no longer any shares of Series A Preferred Stock outstanding.

Anti-Takeover Effects of Certain Provisions of Delaware Law, our Certificate of Incorporation and our Bylaws

Provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage types of transactions that may involve our actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of us.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL, an anti-takeover law. Subject to exceptions, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such person became an interested stockholder, unless:

•prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns, or at any time within three years prior to the date of determination whether the person is an “interested stockholder,” did own, 15% or more of the corporation’s outstanding voting stock.

Certificate of Incorporation and Bylaws

In addition, certain provisions of our certificate of incorporation and bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of us that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

Election, Appointment and Removal of Directors

Our certificate of incorporation and bylaws include provisions classifying our board of directors into three classes with staggered three-year terms. Accordingly, only one third of our board of directors will be elected at each annual meeting. Only our board of directors is authorized to fill vacant directorships or increase the size of our board. Directors may only be removed for cause by holders of a majority of the shares entitled to vote at an election of directors.

Stockholder Action; Special Meeting of Stockholders

Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board of directors or by a majority of our board of directors.

Advance Notice Requirements for Stockholders Proposals and Directors Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for our board of directors to issue without stockholder approval. As noted above, our board of directors, without stockholder approval, has the authority under “—Preferred Stock—General” in our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock, subject to certain conditions. As a result, preferred stock could be issued quickly, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. We may use the additional shares of common stock and preferred stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction.

Amendment of Bylaws

Our directors are expressly authorized to amend our bylaws. The affirmative vote of the holders of not less than 66 2/3% of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, considered as a single class, is required for stockholders to amend our bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Exchange Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “CROX.”